BM 3/12 [illegible]

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response . . .	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09059696

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-50072~~ 8-25936

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wall Street Access

OFFICIAL USE ONLY
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Goetchius (212) 709-9453
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 11 2009
Washington, DC
106

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TM 3/25

OATH OR AFFIRMATION

I, Arthur Goetchius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wall Street Access, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

County of New York Subscribed and sworn
State of New York before me on this
27th day of February
2009.

Arthur Goetchius
Signature

CHIEF OPERATING OFFICER
Title

Notary Public

ANGELA ACEVEDO
Notary Public, State of New York
No. 01AC6162949
Qualified in New York County
Commission Expires Mar. 19, 2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

WALL STREET ACCESS (a general partnership)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Wall Street Access (a general partnership)

We have audited the accompanying statement of financial condition of Wall Street Access (a general partnership) (the "Partnership") as of December 31, 2008. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wall Street Access (a general partnership) as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 25, 2009

WALL STREET ACCESS (a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	252,685
Cash, segregated for the exclusive benefit of customers		190,000
Securities owned, at fair value		358,692,246
Receivables from clearing brokers		305,337,004
Receivable from affiliates		7,291,147
Property and equipment, net		244,875
Commissions and fees receivable		309,560
Goodwill and intangible assets		2,122,808
Prepaid expenses and other assets		1,144,344
Total assets	$	675,584,669
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	618,592,146
Accrued interest payable		292,017
Employee compensation payable		7,598,951
Accounts payable and accrued expenses		2,748,410
Total liabilities		629,231,524
Partners' capital		46,353,145
Total liabilities and partners' capital	$	675,584,669

See accompanying notes to financial statements.

1. Nature of business

Wall Street Access (the "Partnership") is a New York general partnership between DPK Securities, LLC and Denis P. Kelleher, LLC (the "General Partners"). The General Partners are single-member LLCs owned by Wall Street Access, LLC. Wall Street Access, LLC is owned 80% by Wall Street Access Corporation and 20% by an unaffiliated third party. The Partnership provides securities research and brokerage execution to institutional customers and acts as a fixed income securities dealer to institutional customers and other broker dealers. In addition, the Partnership is engaged in proprietary trading of securities for its own account.

The Partnership is a broker-dealer formed under the Securities Exchange Act and registered with the Securities and Exchange Commission (the "SEC"). The Partnership is a member of both the Financial Industry Regulatory Authority, Inc, ("FINRA") and the New York Stock Exchange, Inc. (the "NYSE").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

The Partnership considers all highly liquid investment instruments with original maturities of 90 days or less to be cash equivalents.

The Partnership maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Property and Equipment

Fixed assets and leasehold improvements are recorded at cost less depreciation and amortization, respectively, using the straight-line method over the estimated useful lives of the assets or, for leasehold improvements, the lesser of the useful life of the improvements or the term of the lease. Fixed assets are depreciated over three to five years.

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy

The Partnership has adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information

2. Summary of significant accounting policies (continued)

available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Partnership values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Partnership's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

2. Summary of significant accounting policies (continued)

Fair value for many cash and OTC contracts are derived using pricing models. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates and currency rates.

OTC Derivative Contracts

OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices or commodity prices.

Depending on the underlying security and the terms of the transaction, the fair value of certain OTC derivatives may be able to be modeled using a series of techniques, including closed-form analytic formulae, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets (as is the case for generic interest rate swap and option contracts). In the case of more established derivative contracts, the pricing models used by the Partnership are widely accepted by marketplace participants. OTC derivatives contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy.

Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross-currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

Corporate and Foreign Bonds

The fair value of corporate and foreign bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate and foreign bonds are usually in Level 1 of the fair value hierarchy, since the Partnership is a market maker in these positions and they are trading in an active market. In instances where the trading volume is infrequent, they are categorized in Level 2 of the hierarchy.

Investments in Private Equity

The Partnership's investments in private equity consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by Partnership's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable transactions, and performance multiples, among other factors. These nonpublic investments are included in Level 3 of the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Investments in Private Investment Companies

Investments in private investment companies are typically valued utilizing the net asset valuations provided by the underlying private investment companies and/or their administrators. Fund management considers subscription and redemption rights, including any restrictions on the disposition of the interest in its determination of fair value. Investments in private investment companies are included in Level 3 of the fair value hierarchy.

Revenue Recognition

Transactions in securities owned and securities sold, not yet purchased, are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected net in investment gains and losses on the statement of operations. Commission revenue and related commission expenses are recorded on a trade-date basis. The Partnership earns commissions as an introducing broker for the transactions of its customers and earns trading profits on fixed income securities.

Gains on securities trading are earned by the Partnership by making markets in high-grade corporate bonds and U.S. government agency securities.

Asset management revenue consists of fees collected from clients for management and servicing of their accounts and are recorded when earned and included in other income on the statement of operations.

Interest revenue represents the Partnership's participation in the net interest income on customer debit and credit balances through a clearing agreement with the Partnership's principal clearing broker. Interest income is recognized on an accrual basis. The Partnership also pays interest expense to its clearing broker to finance its inventory positions and earns coupon interest on these positions.

Order flow rebates, earned from various brokers in exchange for routing trades to them for execution, are recorded on a trade-date basis and included in other income on the statement of operations.

Goodwill and Other Intangible Assets

The Partnership follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". Under this standard, goodwill and intangible assets with an indefinite useful life are not being amortized, but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized using the straight-line method over 20 years, the estimated useful life of the trademarks. The Partnership's goodwill and intangible assets arose from its purchase of Merger Insight, Inc. in 2001 by a wholly-owned subsidiary of its Parent, Merger Insight, LLC. The net assets of Merger Insight, LLC were transferred to the Partnership in 2008. There were no impairments and no impairment loss was recorded during the year ending December 31, 2008.

Commission Expense

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)"), as amended, which provides for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e). Amounts due under these

2. Summary of significant accounting policies (continued)

agreements are included in cash, segregated for the exclusive benefit of customers on the statement of financial condition.

Income Taxes

No federal or state income taxes have been provided as the Partners are responsible for these payments. The Partnership is subject to certain local taxes including New York City unincorporated business tax.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The financial instruments of the Partnership are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of the instruments.

3. Fair value measurements

The Partnership's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 2 for a discussion of the Partnership's policies. The following table presents information about the Partnership's assets and liabilities measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Investments in securities, at fair value	$ 10,934,201	$ -	$ -	$ 10,934,201
Derivative contracts, at fair value		46,000		46,000
Investments in Corporate bonds, at fair value	207,740,253			207,740,253
Investments in foreign bonds, at fair value		11,542,274		11,542,274
Investment in U.S. Government backed securities, at fair value	118,793,489			118,793,489
Investments in private equity, at fair value			3,620,354	3,620,354
Investments in private investment companies, at fair value			6,015,675	6,015,675
	$ 337,467,943	$ 11,588,274	$ 9,636,029	$ 358,692,246
Liabilities				
Corporate bonds sold short, at fair value	$ 286,817,124	$ -	$ -	$ 286,817,124
Foreign bonds sold short, at fair value		5,308,457		5,308,457
Derivative contracts, at fair value		31,705		31,705
U.S. Government backed securities sold short, at fair value	326,434,860			326,434,860
	$ 613,251,984	$ 5,340,162	$ -	$ 618,592,146

3. Fair value measurements (continued)

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2008:

	LEVEL 3					
	Beginning Balance January 1, 2008	Realized & Unrealized Gains (Losses)	Purchases Sales and Settlements	Net Transfers In and/or (out) of Level 3	Ending Balance December 31, 2008	Change in Unrealized Gains (Losses) for Investments still held at December 31, 2008
Assets						
Investments in private equity, at fair value	$ 3,531,393	$ (293,258)	$ 382,219	$ -	$ 3,620,354	$ (293,258)
Investments in private investment companies, at fair value	9,551,895	(2,065,515)	(1,470,705)		6,015,675	(2,038,911)
	$ 13,083,288	$ (2,358,773)	$ (1,088,486)	$ -	$ 9,636,029	$ (2,332,169)

The change in unrealized gains (losses) for the year ended December 31, 2008 for investments still held at December 31, 2008 of $2,332,169 are reflected in investment gains and losses in the statement of income.

4. Property and equipment

Details of property and equipment at December 31, 2008 are as follows:

Furniture, fixtures and infrastructure	$	1,130,003
Computer and equipment		1,805,842
Leasehold improvements		1,437,313
Computer software		2,433,263
		6,806,421
Less accumulated depreciation and amortization		6,561,546
	$	244,875

5. Goodwill and intangible assets

In July 2001, an affiliated entity acquired the assets of Merger Insight, Inc. for approximately $3,800,000. The net assets were transferred to the Partnership in June 2008.

The following summarizes goodwill and intangible assets as of December 31, 2008:

Goodwill	$ 1,747,808
Trademarks	$ 600,000
Accumulated amortization	225,000
Trademarks subject to amortization	$ 375,000
	$ 2,122,808

Amortization expense of approximately $15,000 is included in depreciation and amortization for the year ended December 31, 2008. Estimated amortization expense for the next five years is $30,000 per annum.

6. Off-balance sheet risk

In the normal course of business, the Partnership enters into various transactions involving derivatives and other off-balance-sheet financial instruments.

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

The only derivatives the Partnership has are listed option and futures contracts held for investment purposes. The credit risk for options is limited to the amount recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

6. Off-balance sheet risk (continued)

The risk of customers' failure to settle securities transactions is borne by the Partnership. The Partnership's exposure to credit risk can be directly impacted by the volatile securities markets which may impair the ability of customers to satisfy their contractual obligations. To mitigate such risks, the Partnership has developed credit monitoring procedures. The Partnership indemnifies its clearing brokers, Goldman Sachs Execution & Clearing L.P. and Pershing LLC, against certain losses the clearing broker may sustain from customer accounts introduced by the Partnership. As of December 31, 2008, there were no unsecured amounts related to these accounts that were owed to the clearing brokers.

At December 31, 2008, all principal securities positions were in possession or control of the clearing broker with the exception of the private equity investments and limited partnership investments. Credit exposure may result in the event the clearing broker is unable to fulfill its contractual obligations.

7. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Commitments and contingencies

The Partnership renewed its noncancelable operating lease for office space which expires in October 2018 and provides for the following annual minimum payments:

Year ending December 31,	
2009	$ 1,131,000
2010	1,023,000
2011	1,023,000
2012	1,023,000
2013	1,033,000
Thereafter	5,244,000
	$ 10,477,000

The Partnership entered into a new primary lease arrangement for office space starting November 2008. Under the terms of the lease, the Partnership is also required to pay CPI in the amount of $319,000, in monthly installments over the first five years of the lease. This amount has been accrued on the Partnership's books and is included in accounts payable and accrued expenses on the statement of financial condition as of December 31, 2008.

8. Commitments and contingencies (continued)

Rent expense for the year ended December 31, 2008 was approximately $828,000.

The Partnership is involved in various claims and possible actions arising out of the normal course of business. It is the opinion of management, based on current knowledge and after consultation with counsel, that the outcome of such matters will not have a material adverse effect on the Partnership's financial statements.

At December 31, 2008, the Partnership had commitments to provide approximately $1,504,450 of additional capital to private equity investments.

9. Related party transactions

The Partnership has various receivables due from and payables due to related parties which largely represent reimbursements due for amounts received or paid on behalf of the affiliated entities. All amounts represent cash transactions and have no impact on the results of operations of the Partnership. The Partnership is under common ownership and/or control with Wall Street Advisor Services, LLC, WSA Research & Execution LLC and Wall Street Access Advanced Strategies, LLC.

As of December 31, 2008, the Partnership has a receivable from Wall Street Access Corp. of $7,414,032 and also has receivables due from other affiliates of $61,622. These amounts are included in due from affiliates in the statement of financial condition.

As of December 31, 2008, the Partnership has a payable due to Wall Street Access Advanced Strategies, LLC of $184,507. These amounts are included in Due from affiliates in the statement of financial condition.

The Partnership has a service agreement with an affiliated entity whereby the Partnership provides general and administrative services in return for a monthly fee. Approximately $138,000 is reported as a reduction to other expenses in the statement of income related to this agreement.

The Partnership has an investment in two hedge funds that are associated with the Partnership. As of December 31, 2008, this investment was approximately $258,000 and is reported in investment in private investment companies within securities owned, at fair value. Certain administrative services are provided by the Partnership at no cost to the funds.

10. Concentration of revenue

During the year ended December 31, 2008, ten customers provided approximately 37% of total revenue with one customer providing approximately 11% and another with approximately 8% of total revenue.

11. Net capital requirements

As a registered broker-dealer and member of the NYSE, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1. This rule requires that the Partnership maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. The Partnership had net capital at December 31, 2008, of approximately $10,781,000, which exceeded its respective net capital requirement by approximately $9,734,000.

12. Employee benefit plan

The Partnership sponsors a 401(k) plan (the "Plan") whereby all qualified employees are eligible to participate. The expense under the Plan for the year ended December 31, 2008 was $230,400. The Partnership may contribute to the Plan on a discretionary basis.